WESTJET

FOR IMMEDIATE RELEASE

WestJet reports record October load factor of 78.1 per cent

Airline continues trend of record load factors and increased capacity

CALGARY, Alberta. November 6, 2007. WestJet today announced a record October load factor of 78.1 per cent, 3.2 percentage points higher than in October 2006. This was accompanied by a capacity increase of 15.6 per cent and growth in RPMs (revenue passenger miles) of 20.5 per cent.

"The commitment of our people to continue to deliver our exceptional guest experience is evident in today's results," commented Sean Durfy, WestJet President and CEO. "Our record load factor indicates we continue to attract new guests and benefit from strong guest loyalty, thanks to our caring and dedicated people. Our ability to increase capacity year over year and still fly record numbers of guests supports our research that once someone tries us they will continue to fly with us. As we enter our fourth quarter, the demand for our new Caribbean and Mexican destinations is exceeding expectations."

October 2007 Traffic Results

	October 2007	October 2006	Per cent change
Load Factor	78.1%	74.9%	3.2 pts.
Available Seat Miles (ASM)	1,275.1 million	1,102.7 million	15.6%
Revenue Passenger Miles (RPM)	995.4 million	826.3 million	20.5%

	Year-to-date 2007	Year-to-date 2006	Per cent change
Load Factor	81.4%	78.7%	2.7 pts.
Available Seat Miles (ASM)	12,001.2 million	10,312.3 million	16.4%
Revenue Passenger Miles (RPM)	9,766.9 million	8,115.8 million	20.3%

Sean Durfy continued, "We are in a fortunate place in the Canadian airline industry where the appreciation of the Canadian dollar is helping offset the rise in fuel prices. Our October results include a year-over-year improvement in RASM."

WestJet will announce its third quarter results tomorrow.

This disclosure may contain forward-looking statements and are subject to, and may be affected by, numerous risks and uncertainties, some of which are beyond WestJet's control. WestJet's results may differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to these differences include, but are not limited to: changes in government policy, exchange rates, interest rates, disruption of supplies, volatility of fuel prices, terrorism, general economic conditions, the competitive environment and other factors described in WestJet's public reports and filings. Forward-looking statements are subject to change and WestJet does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise.

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82-34992

WESTJET

FOR IMMEDIATE RELEASE

WestJet reports record third quarter and year-to-date results

Airline continues its positive momentum with a 44% increase in net earnings

CALGARY, ALBERTA--(Marketwire - Nov. 7, 2007) - WestJet (TSX:WJA) today announced record third quarter net earnings of $76.1 million, a 44.0% increase over the $52.8 million for the same period last year. Record year-to-date net earnings of $117.5 million were 33.5% higher than $88.0 million in 2006.

The airline's third quarter earnings from operations were $144.2 million. This represented an operating margin of 23.5% and an increase of 60.6% over 2006.

Sean Durfy, WestJet President and CEO said today, "These results demonstrate another quarter of hard work by our people and their ability to continue the positive momentum of our airline. The strength of the Canadian economy and the strong demand for our product, evidenced by our highest load factor in history, achieved in August, allowed us to deliver our strongest third quarter results on record. Our people met the demands of higher loads with on-time performance that was among the top three in North America."

WestJet's diluted earnings per share (EPS) for the third quarter was 58 cents compared to 41 cents in the same period last year, an increase of 41.5%. Year to date, diluted EPS was 90 cents, an increase of 32.4% compared to 68 cents in 2006. Excluding the second quarter reservation system write-down of $31.9 million, year-to-date diluted EPS was $1.07, or a 57.4% increase when compared to the same period in 2006.

Third quarter revenue of $614.1 million compared to $502.3 million in the third quarter of 2006 was an improvement of 22.3%. Year to date, revenue increased to $1.6 billion compared to $1.3 billion in 2006, an increase of 21.7%.

Operating Highlights

	Q3 2007	Q3 2006	% change	YTD 2007	YTD 2006	% change
Load Factor	83.2%	80.5%	2.7 pts.	81.8%	79.2%	2.6 pts.
ASM (available seat miles) billions	3.8	3.3	14.4%	10.7	9.2	16.5%
RPM (revenue passenger miles) billions	3.2	2.7	18.3%	8.8	7.3	20.3%
RASM (revenue per available seat mile) cents	16.2	15.2	6.6%	14.9	14.3	4.2%

Yield (revenue per passenger mile) cents	19.5	18.9	3.2%	18.2	18.0	1.1%
CASM (cost per available seat mile) cents	12.4	12.5	(0.6%)	12.5(1)	12.6	(0.9%)
CASM excluding fuel cents	8.9	8.9	-	9.1(1)	9.1	-

(1) excludes reservation system write-down of $31.9 million

Sean Durfy continued, "In the third quarter, we flew a record number of guests, with an 83.2% load factor, achieved a 3.2% increase in our yield, and did so while adding 14.4% more capacity over the same period last year. Our continuing effort to build our commercial and leisure network and increase load factor, while effectively managing yield during this traditionally strong demand period, contributed to year-over-year increases in RASM of 6.6%. We are particularly pleased with our improved RASM, which is a key indicator of an airline's financial success.

"We look at all areas of our business in the most cost-conscious manner, keeping our commitment to maintaining the lowest sustainable CASM, while providing a great guest experience. CASM for the quarter was down slightly from the previous year, even with our continued expansion and growth. Increased utilization of 2.5% to 12.2 hours helped maintain CASM this quarter by diluting our costs across a wider asset base.

"In the fourth quarter we will add two more 737-700 series aircraft, bringing our fleet size to 70 by year end. We will increase our capacity by over 14% compared to the fourth quarter of 2006. Yesterday, our Board of Directors signed an agreement for two more leased aircraft to be received in November 2008 and January 2009. This decision is based on the continued foreseeable success in our market penetration. These aircraft will bring our 2008 and 2009 ASM growth to 16% and 8% respectively. This brings our firm deliveries to 46 additional aircraft between 2008 and 2013 and our fleet size to 116 Boeing Next-Generation aircraft by the end of 2013. We will continue to benefit from operating a modern fleet of fuel-efficient aircraft in the face of rising fuel prices.

"We are heading into the fourth quarter with the strong foundation of the last nine months behind us. Our people are dedicated and committed to going above and beyond when it comes to delivering the best experience to our guests. Our success over the last quarter and the last 11 years is testament to this fact; a sincere thanks to our over 6,500 WestJetters for once again delivering such great results."

WestJet also reported third quarter and year-to-date operational performance.

	Q3 2007	Q3 2006	% change	YTD 2007	YTD 2006	% change
On-time performance	87.4%	87.8%	(0.4 pts.)	84.2%	82.5%	1.7 pts.

Completion rate	99.7%	99.7%	-	99.2%	99.5%	(0.3 pts.)
Bag ratio	4.02	4.47	10.1%	4.25	4.69	9.4%

THIRD QUARTER 2007 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS

FORWARD-LOOKING INFORMATION

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward looking statements typically contain the words "anticipate", "believe", "estimate", "intend", "expect", "may", "will", "should" or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles (GAAP), the Company uses various non-GAAP performance measures, including ASM, CASM, RASM, yield, operating revenues, operating margin and load factor as defined below. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's operating results in a manner that is focused on the performance of the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

OPERATIONAL TERMS

Operating revenues: Total of guest revenues, charter and other revenues and interest income.

Operating margin: Earnings from operations divided by total revenues.

ASMs - Available Seat Miles: Total passenger capacity (calculated by multiplying the total number of seats available for sale by the total distance flown).

RPMs - Revenue Passenger Miles: Passenger traffic (number of revenue passengers multiplied by the total distance flown).

Load Factor: Total capacity utilization (proportion of total ASMs occupied by revenue passengers).

Yield - Revenue per RPM: Unit yield (total revenue generated per RPM).

RASM - Revenue per ASM: Unit revenue (total revenue divided by ASMs).

CASM - Cost per ASM: Unit costs (operating expenses divided by ASMs).

Selected Quarterly Unaudited Financial Information

The table below sets forth selected data derived from our consolidated financial statements for the eight previous quarters ended September 30, 2007. This table has been prepared in accordance with Canadian GAAP and is reported in Canadian dollars. This information should be read in conjunction with the consolidated financial statements for the year ended December 31, 2006 and related notes thereto.

(IN MILLIONS OF DOLLARS EXCEPT PER SHARE DATA)

	Three Months Ended			
	Sept. 30 2007	June 30 2007	Mar. 31 2007	Dec. 31 2006
Total revenues	$ 614.1	$ 504.8	$ 479.2	$ 458.6
Net earnings	$ 76.1	$ 11.5	$ 29.9	$ 26.7
Basic earnings per share	$ 0.59	$ 0.09	$ 0.23	$ 0.21
Diluted earnings per share	$ 0.58	$ 0.09	$ 0.23	$ 0.21

	Three Months Ended			
	Sept. 30 2006	June 30 2006	Mar. 31 2006	Dec. 31 2005
Total revenues	$ 502.3	$ 424.0	$ 386.7	$ 366.8
Net earnings	$ 52.8	$ 22.4	$ 12.9	$ 1.0
Basic earnings per share	$ 0.41	$ 0.17	$ 0.10	$ 0.01
Diluted earnings per share	$ 0.41	$ 0.17	$ 0.10	$ 0.01

Our business is seasonal in nature with varying levels of activity throughout the year. We traditionally experience increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period. However, we have been able

to alleviate the effects of the seasonal demand by allocating our network capacity to the appropriate market, based on demand in the season.

In the quarter ended June 30, 2007, the reported net earnings of $11.5 million were negatively impacted by a non-cash write-down of $31.9 million ($22.2 million after tax or 17 cents per share) in capitalized costs for the assets associated with WestJet's aiRES reservation system project.

In the quarter ended December 31, 2005, the reported net earnings of $1.0 million were negatively impacted by elevated jet fuel prices caused by that season's hurricanes.

HIGHLIGHTS

The three months ended September 30, 2007 represented the most successful quarter in our history. We experienced record revenues, earnings from operations, operating margins and net earnings while simultaneously reporting record load factors. We improved our CASM and increased our RASM while maintaining our exceptional level of guest service.

Net earnings in the third quarter of 2007 increased 44.0% to $76.1 million or $0.58 per share (diluted) from $52.8 million or $0.41 per share (diluted) in the same quarter of 2006. For the first nine months of 2007, net earnings rose 33.5% to $117.5 million or $0.90 per share (diluted) compared to $88.0 million or $0.68 per share (diluted) for the same period in 2006. Excluding the second quarter reservation system write-down of $31.9 million, our earnings per share would have been $1.07 or a 57.4% increase for the nine-month period ended September 30, 2007 when compared to the same period in 2006.

For the three months ended September 30, 2007, earnings from operations were $144.2 million which represents a record quarterly operating margin of 23.5% and an increase of 60.6% over 2006. For the first nine months of 2007, excluding the second quarter reservation system write-down, our earnings from operations were $258.7 million which resulted in an operating margin of 16.2%. These results represent the highest quarterly and nine-month earnings from operations in our history. The growth in our earnings from operations was driven primarily by record load factors, overall improvement in our RASM, sustained cost control and the continued absorption of additional capacity by the market.

For the quarter ended September 30, 2007, our revenue results continued to show strong growth with an increase of 22.3% compared to the same quarter in 2006. For the first nine months of 2007, our revenue increased by 21.7% compared to the same period in 2006. Our capacity increased 14.4% and 16.5%, respectively, over the prior year and our RPMs increased by 18.3% and 20.3%. Our load factors were 83.2% and 81.8% for the three and nine months ended September 30, 2007 and included our highest monthly load factor in our 11-year history of 88.0% in August. We also experienced strong third quarter yield and RASM figures at 19.5 cents and 16.2 cents respectively.

	Three Months Ended Sept. 30		
	2007	2006	increase/ (decrease)

ASMs	3,788,590,681	3,310,271,095	14.4%
RPMs	3,151,875,384	2,663,252,640	18.3%
Load factor	83.2%	80.5%	2.7
Yield (cents)	19.5	18.9	3.2%
RASM (cents)	16.2	15.2	6.6%
Cost per passenger mile (cents)(1)	14.9	15.5	(3.9%)
CASM (cents) (1)	12.4	12.5	(0.6%)
Fuel consumption (litres)	188,288,840	163,679,642	15.0%
Fuel costs/litre (cents)	69.6	72.8	(4.4%)
Segment guests	3,454,649	2,956,996	16.8%
Average stage length (miles)	862	850	1.4%
Number of full-time equivalent employees at period end	5,598	4,903	14.2%
Fleet size at period end	68	62	9.7%
Aircraft available for use	68	62	9.7%

	Nine Months Ended Sept. 30		
	2007	2006	increase/ (decrease)
ASMs	10,726,124,233	9,209,620,042	16.5%
RPMs	8,771,417,696	7,289,503,110	20.3%
Load factor	81.8%	79.2%	2.6
Yield (cents)	18.2	18.0	1.1%
RASM (cents)	14.9	14.3	4.2%
Cost per passenger mile (cents)(1)	15.3	15.9	(3.8%)
CASM (cents) (1)	12.5	12.6	(0.9%)
Fuel consumption (litres)	533,669,908	452,357,964	18.0%
Fuel costs/litre (cents)	67.8	70.6	(4.0%)
Segment guests	9,724,384	8,278,592	17.5%
Average stage length (miles)	852	835	2.0%
Number of full-time equivalent employees at period end	5,598	4,903	14.2%
Fleet size at period end	68	62	9.7%
Aircraft available for use	68	62	9.7%

(1) Excludes reservation system write-down of $31.9 million in Q2 of 2007

In the third quarter of 2007, WestJet introduced several initiatives which both improved our exceptional guest service and helped with our continued cost-containment efforts. In August, we became the first airline in North America to introduce electronic boarding passes at all Canadian airports and in September, we extended our web check-in capability for scheduled flights to and from international and transborder destinations. We also improved our web service by enabling an online change feature, allowing our guests the ability to make their own changes to their bookings.

FLEET

In the three months ended September 30, 2007, we took delivery of an additional three purchased aircraft which brought our total fleet to 68 aircraft.

On July 12, 2007, we signed a Letter of Intent to lease three aircraft in 2010 with options to lease three more aircraft in 2011. On July 31, 2007, we announced an agreement to purchase 20 Boeing 737-700 aircraft with 14 scheduled for delivery in 2012 and six in 2013. On August 7, 2007, we signed another Letter of Intent to lease three aircraft with two scheduled for delivery in 2010 and one in 2011. The additional capacity is in line with our strategic deliverables of continued commercialization of our domestic schedule, an increase in scheduled routes into the U.S. and the introduction of new routes into the Caribbean and Mexican markets. In total, at September 30, 2007, we had existing commitments to take delivery of an additional 43 Next-Generation aircraft as summarized below:

	Series					
	600s			700s		
	Leased	Owned	Total	Leased	Owned	Total
Fleet at Sept. 30, 2007	-	13	13	15	34	49
Commitments:						
Remainder of 2007	-	-	-	1	1	2
2008	-	-	-	2	3	5
2009	-	-	-	7	-	7
2010	-	-	-	4	-	4
2011	-	-	-	1	-	1
2012	-	-	-	-	14(1)	14(1)
2013	-	-	-	-	6(1)	6(1)
Total Commitments	-	-	-	15	24	39
Committed fleet as of 2013	-	13	13	30	58	88

(1) We have an option to convert any of these aircraft to 737-800s.

	Series					
	800s			Total Fleet		
	Leased	Owned	Total	Leased	Owned	Total
Fleet at Sept. 30, 2007	5	1	6	20	48	68
Commitments:						
Remainder of 2007	-	-	-	1	1	2
2008	1	-	1	3	3	6
2009	2	-	2	9	-	9
2010	1	-	1	5	-	5
2011	-	-	-	1	-	1

2012	–	–	–	–	14	14
2013	–	–	–	–	6	6
Total Commitments	4	–	4	19	24	43
Committed fleet as of 2013	9	1	10	39	72	111

On October 26, 2007, we exercised our options to lease three additional 737-700 aircraft in 2011 and on November 6, 2007, we signed a Letter of Intent for two more 737-800 aircraft to be delivered in November 2008 and January 2009, which brings our future commitments to 48 aircraft and total committed fleet to 116 by 2013.

REVENUES

	Three Months Ended Sept. 30		
($ in thousands)	2007	2006	increase/ (decrease)
Guest revenues	$ 556,736	$ 453,342	22.8%
Charter and other	50,667	44,978	12.6%
Interest income	6,675	3,942	69.3%
	$ 614,078	$ 502,262	22.3%
RASM (cents)	16.2	15.2	6.6%

	Nine Months Ended Sept. 30		
($ in thousands)	2007	2006	increase/ (decrease)
Guest revenues	$ 1,396,780	$ 1,146,228	21.9%
Charter and other	184,942	157,203	17.6%
Interest income	16,358	9,536	71.5%
	$ 1,598,080	$ 1,312,967	21.7%
RASM (cents)	14.9	14.3	4.2%

The third quarter of 2007 was a record quarter with respect to revenue driven by increased ASM capacity, load factor and yield. Our total guest revenues increased by 22.8%, from $453.3 million to $556.7 million, on capacity growth of 14.4% when compared to the third quarter of 2006. For the nine months ended September 30, 2007, our guest revenues increased by 21.9%, from $1.1 billion to $1.4 billion, on capacity growth of 16.5%. For the third quarter and first nine months of 2007, our RASM increased by 6.6% and 4.2% compared to the prior-year periods.

The third quarter is traditionally the busiest air travel period with significant domestic traffic. To accommodate the increased domestic demand in the summer months, we continued with our seasonal deployment strategy, allocating over 90% of our capacity to domestic routes in the third quarter. In the 2007 summer period, WestJet introduced new routes into Kitchener-Waterloo, Saint John and Deer Lake. As evidenced by our record load factors for the third quarter of 2007, the capacity was absorbed by the market during this period and we were also able to grow yield from 18.9 cents to 19.5 cents or 3.2%.

For the three and nine months ended September 30, 2007, our load factors averaged 83.2% and 81.8% which are both increases when compared to the previous year's load factors of 80.5% and 79.2% respectively. As previously mentioned, the load factor for the third quarter of 2007 represents our highest quarterly load factor in our 11-year history. Our record load factor demonstrates wide acceptance of WestJet's amazing guest experience, product and brand. Results of our satisfaction surveys indicate that 90% of our guests say they will fly with us again and will recommend our airline to others. As previously stated, we believe the optimal load factor to be in the high 70% and low 80% range and we anticipate our 2007 full-year load factor to be approximately 80% to 81%.

Our charter and other revenues are up 12.6% and 17.6% in the three and nine months ended September 30, 2007 compared to the prior year. This is due mainly to a substantial increase in ancillary revenue including service fees and incremental WestJet Vacations non-air revenue.

COSTS

	Three Months Ended Sept. 30			Nine Months Ended Sept. 30		
CASM (cents)(1)	2007	2006	increase/ (decrease)	2007	2006	increase/ (decrease)
Aircraft fuel	3.46	3.60	(3.9%)	3.37	3.47	(2.9%)
Airport operations	1.93	1.86	3.8%	2.06	1.99	3.5%
Flight operations and navigational charges	1.76	1.88	(6.4%)	1.80	1.82	(1.1%)
Sales and marketing	1.34	1.32	1.5%	1.26	1.30	(3.1%)
Depreciation and amortization	0.85	0.89	(4.5%)	0.88	0.88	-
General and administration	0.78	0.56	39.3%	0.72	0.66	9.1%
Inflight	0.57	0.54	5.6%	0.58	0.53	9.4%
Interest expense	0.50	0.56	(10.7%)	0.52	0.55	(5.5%)
Aircraft leasing	0.49	0.53	(7.5%)	0.53	0.58	(8.6%)
Maintenance	0.49	0.47	4.3%	0.51	0.55	(7.3%)
Guest services	0.22	0.25	(12.0%)	0.24	0.25	(4.0%)
	12.39	12.46	(0.6%)	12.47	12.58	(0.9%)
CASM, excluding fuel(1)	8.93	8.86	0.8%	9.10	9.11	(0.1%)

(1) Excludes reservation system write-down of $31.9 million in Q2 2007

In the three and nine months ended September 30, 2007, we were able to grow our capacity by 14.4% and 16.5%, respectively, compared to the prior periods. We did so while also achieving a slight reduction in our total cost per ASM by 0.6% and 0.9% for these same periods, excluding the reservation system write-down of $31.9 million in June 2007.

For the third quarter of 2007, the primary variances in unit costs came from CASM decreases in fuel (0.14 cents or 3.9%), flight operations and navigational charges (0.12 cents or 6.4%) and interest expense (0.06 cents or 10.7%). These decreases were partially offset by CASM increases in general and administration expense (0.22 cents or 39.3%) and airport operations (0.07 cents or 3.8%).

For the first nine months of 2007, the most significant variances in unit costs came from CASM decreases in fuel (0.10 cents or 2.9%), aircraft leasing (0.05 cents or 8.6%), sales and marketing (0.04 cents or 3.1%) and maintenance (0.04 cents or 7.3%), which were offset slightly by CASM increases in airport operations (0.07 cents or 3.5%), general and administration expense (0.06 cents or 9.1%) and inflight (0.05 cents or 9.4%).

FUEL

Fuel is a significant cost to WestJet, representing approximately 26% of total operating expenses. In the third quarter of 2007, our fuel cost per ASM decreased from 3.60 cents to 3.46 cents compared to the same quarter in 2006. Despite a 7% increase in the market price of crude oil and the higher fuel burn associated with our record load factors, our cost per ASM declined as these increases were more than offset by the strengthening Canadian dollar and a 1% drop in the crack spread (the difference between the price of crude oil and refined products such as gasoline and jet fuel).

Year-to-date fuel cost per ASM decreased by 2.9% compared to 2006 due mainly to the strengthening Canadian dollar and a 3% decrease in crude oil pricing partially offset by a 14% increase in crack spreads as well as increased fuel burn.

For 2007, we estimate our sensitivity to changes in crude oil and jet fuel pricing to be approximately CAD $5 million annually for every US dollar change per barrel of crude oil and CAD $7 million for every one-cent-per-litre change in the price of jet fuel. We also estimate that every one-cent change in the value of the Canadian dollar versus the US dollar to be an approximate CAD $4 million impact to our annual fuel costs.

To help mitigate our exposure to fluctuations in jet fuel prices, we periodically use short-term and long-term financial and physical derivatives and account for these derivatives as cash flow hedges. As at September 30, 2007, we had no outstanding hedge contracts.

AIRPORT OPERATIONS

Airport operations expense consists primarily of airport landing and terminal fees as well as ground handling and charter costs. These expenditures typically fluctuate depending on destinations, aircraft weights and inclement weather conditions. Transborder flights are more

expensive than domestic flights due to increased charges from domestic airports for higher terminal and pre-clearance fees.

For the three months ended September 30, 2007, our cost per ASM for airport operations increased by 3.8%. This was due mainly to an increase in airport rates and fees as well as ground handling fees across our destination network in addition to an increase in employee salary and benefits from the continued tight labour market. We also increased our transborder departures, as a percentage of overall departures, by 0.7 percentage points compared to the third quarter in 2006.

For the first nine months of 2007, we showed a 3.5% increase in our airport operations cost per ASM. This was due to airport rate increases as well as changes to our destination mix, whereby transborder departures increased as a percentage of overall departures by 2.7 percentage points compared to the prior year.

FLIGHT OPERATIONS AND NAVIGATIONAL CHARGES

Flight operations and navigational charges consist mainly of pilot salaries, benefits, training, stock-based compensation expense, salaries and benefits for operations control centre staff and fees levied by NAV Canada related to air traffic control.

For the third quarter of 2007, our flight operations and navigational charge per ASM decreased by 6.4% from 1.88 cents to 1.76 cents. This is mainly due to lower stock-based compensation expense as a result of the 2006 pilot agreement as well as a decrease in the NAV Canada charges due to decreases in rates in August 2007 and September 2006 and increased transborder traffic.

Year-to-date cost per ASM was 1.1% lower than the first nine months of 2006 due mainly to the timing of the change in total pilot compensation agreements and the decreases in NAV Canada rates.

SALES AND MARKETING

Sales and marketing expenses consist mainly of travel agency commissions, credit card fees and advertising. Our sales and marketing cost per ASM increased by 1.5% to 1.34 cents due mainly to an increase in commission-based sales tracing to increased revenue from WestJet Vacations. Sales and marketing costs have also increased due to additional credit card fees as a result of the continued growth in the associated ancillary revenue.

For the first nine months of 2007, our sales and marketing CASM decreased by 3.1% to 1.26 cents compared to 1.30 cents in the prior year. Brand recognition and awareness remains high. Year-to-date advertising and promotional costs are relatively flat in dollar terms, thus enabling us to achieve unit cost reductions with our increasing capacity.

DEPRECIATION AND AMORTIZATION

Our quarterly unit depreciation and amortization expense decreased by 0.04 cents or 4.5% mainly due to $1.4 million in amortization of transaction costs in the third quarter of 2006.

Starting January 1, 2007, per the new Canadian Institute of Chartered Accountants (CICA) handbook section S.3855, these costs are now classified as general and administration expense and are expensed as incurred.

Our year-to-date depreciation and amortization cost per ASM remained constant at 0.88 cents. This was mainly due to the change in accounting policy related to $3.7 million in amortization of transaction costs now classified in general and administration expense, as well as the dilutive impact from our ASM growth, offset by one-time favourable adjustments recorded in the first quarter of 2006 related to the disposals of the 737-200 capital leases. This represented the final transition of our aircraft to a modernized, higher-efficiency Next-Generation fleet.

GENERAL AND ADMINISTRATION

General and administration costs consist of our corporate office departments, professional fees and insurance costs.

Our quarterly unit general and administration expense increased by 0.22 cents or 39.3% compared to the prior year due in part to $3.6 million of transaction costs related to new aircraft purchased in the quarter, which represented approximately half of the increase. In previous years, these costs were capitalized as Other Assets and amortized over the life of the related long-term debt as depreciation and amortization expense. The rest of the variance relates primarily to salary increases from the one-time market wage adjustment in May 2007, salaries being expensed in 2007 that were previously capitalized in 2006 as part of the aiRES project, increased rental costs resulting from our growth and cost transfers from other line items.

On a year-to-date basis, our general and administration unit costs increased by 9.1% due to $4.1 million in transaction costs related to new aircraft purchased and leased this year, increased salary expenses, increased rental costs and line item transfers.

INFLIGHT

Our inflight expense consists mainly of flight attendant salaries, benefits, travel costs and training. Our inflight CASM increased by 5.6% and 9.4% for the three and nine months ended September 30, 2007, respectively, compared to the prior year. These increases are mainly due to a one-time market wage adjustment on May 1, 2007, increased hotel rates as well as higher training costs due to a change in training compensation philosophy in May 2006 whereby we are now paying for a greater proportion of initial and recurrent annual training.

AIRCRAFT LEASING

In February and late March of this year, we added two new leased 737-700 aircraft to our fleet. We now lease a total of 20 Next-Generation aircraft, representing 29.4% of our total fleet.

Aircraft leasing costs per ASM decreased by 7.5% and 8.6% in the three and nine months ended September 30, 2007, respectively, as a result of the dilution of increased costs over a greater number of seat miles from our 14.4% and 16.5% growth as well as the strengthening

Canadian dollar. This was partially offset by incremental lease costs on the two new 737-700 aircraft leased earlier this year.

MAINTENANCE

Our unit maintenance cost of 0.49 cents for the third quarter of 2007 was 4.3% higher than in 2006 due mainly to an increase in the number of aircraft out of warranty. At September 30, 2006, eight out of 62 aircraft in our fleet were out of warranty and at September 30, 2007, 23 out of 68 aircraft were out of warranty. The impact of this on our unit cost is mitigated by the strengthening Canadian dollar as well as the dilutive effect of our 14.4% capacity growth quarter over quarter.

For the nine months ended September 30, 2007, our unit maintenance cost of 0.51 cents was 7.3% lower than the first nine months of 2006 due mainly to $4.6 million in incremental maintenance costs incurred in early 2006 related to the purchase and sale of the remaining 737-200 aircraft.

GUEST SERVICES

Guest services expense consists mainly of our reservations Sales Super Centre and Guest Relations teams. Our quarterly unit guest services expense decreased by 0.03 cents or 12.0% compared to the prior year mainly due to efforts to control costs while enhancing our guests' experience. This was accomplished through our "frontline empowerment" initiative, improvements to our website to allow itinerary changes as well as a revamped quality and incentive program to increase call centre productivity.

On a year-to-date basis, our guest services unit costs decreased slightly by 0.01 cents or 4.0% for the same reasons as above.

LOSS ON IMPAIRMENT OF RESERVATION SYSTEM

During the second quarter of 2007, we continued our discussions with the vendor of the aiRES reservations system regarding an amendment of the aiRES contract. Following these discussions, we reached an agreement to discontinue negotiations on an amendment to the aiRES contract. We concluded that implementing a future version of aiRES in the timeframe needed to meet our requirements was highly unlikely. As we could not assure the recovery of costs previously capitalized in connection with the reservation system, we recognized an impairment loss of $31.9 million.

Our current reservation system is being upgraded and is fully expected to meet our strategic plan for the remainder of 2007 and throughout 2008. All of the key functionalities we require to achieve our objectives are available to us. We will review our options for a new reservation system from a variety of companies.

FOREIGN EXCHANGE

The foreign exchange gains and losses that we realize are largely attributable to the effect of the changes in the value of the Canadian dollar, relative to the US dollar, on our US-

denominated net monetary assets over the respective periods. These assets, totalling approximately US $90 million at September 30, 2007 (December 31, 2006 - $62 million), consist of US-dollar cash and cash equivalents and security deposits on various leased and financed aircraft. We hold US-denominated cash and short-term investments to reduce the foreign currency risk inherent in our US-dollar expenditures. We reported an unrealized foreign exchange loss of $4.1 million and $11.4 million during the three and nine months ended September 30, 2007, respectively, on the revaluation of our US-dollar monetary assets. This compares to a gain of $0.2 million and a loss of $2.8 million during the same periods in the prior year.

Operationally, we benefit from the strengthening Canadian dollar on our expenditures which are either denominated in US-dollars or linked to U.S. indices. These expenditures represent approximately one-third of our total spend, primarily in fuel, aircraft leasing and certain maintenance costs.

For 2007, we estimate that every one-cent change in the value of the Canadian dollar versus the US dollar will have an approximate CAD $6 million impact on our annual costs (approximately $4 million for fuel and $2 million for remaining costs). On October 16, 2007, we entered into forward foreign exchange contracts on our US-dollar aircraft lease payments to mitigate the exposure to fluctuations in the Canadian/US-dollar exchange rate.

INCOME TAX EXPENSE

The effective tax rates for the three and nine months ended September 30, 2007 were 32.3% and 33.3%, respectively, compared to 34.0% and 28.0% for the same periods in 2006. The variance from 2006 reflects the effect of federal and provincial corporate tax rate reductions enacted in June 2007 ($2.3 million) and June 2006 ($11.2 million).

The federal government recently announced reductions in the federal corporate income tax rate which would gradually reduce the rate to 15% by 2012. We estimate that if the rate reductions were to be enacted in 2007, our 2007 future income tax expense would be reduced by approximately $20 million.

FINANCIAL POSITION

At September 30, 2007, our total cash and cash equivalents were $634.2 million compared to $377.5 million at December 31, 2006. Part of this cash balance relates to cash collected with respect to advance tickets sales, for which the balance at September 30, 2007 was $210.6 million. Our financial position remained strong as we were able to achieve an increase in our working capital ratio from 1.0 at December 31, 2006 to 1.2 at September 30, 2007.

Our debt-to-equity ratio at September 30, 2007 was 2.1 to 1, including $405.8 million which represents the present value of our operating lease obligations. This compares favourably to our debt-to-equity ratio at December 31, 2006 of 2.3 to 1. Our debt-to-equity ratio was impacted negatively by an adjustment to our opening retained earnings during the period as a result of the adoption of the new CICA Handbook sections for Financial Instruments. Effective January 1, 2007, we adjusted our opening retained earnings balance by $36.6 million (net of future tax of $16.3 million) related to transaction costs on long-term debt we previously

included in Other Assets. Without this adjustment, our debt-to-equity ratio at September 30, 2007 would have been 2.0 to 1.

Operating cash flow

Cash from operations in the third quarter increased 78.1% to $156.0 million from $87.6 million for the same period in 2006. For the nine months ended September 30, 2007, cash from operations increased by 58.6% from $283.5 million to $449.5 million in the same period in 2006, due to growth in earnings from operations.

Financing cash flow

In the third quarter of 2007, our total cash flow from financing activities was $65.6 million, consisting mainly of $109.1 million in long-term debt related to the financing of three new purchased aircraft offset by $37.1 million in long-term debt repayments. In the third quarter of 2006, cash flow from financing activities totalled $117.1 million and was made up primarily of long-term debt issuances of $164.6 million for five aircraft, net of $36.8 million in long-term debt repayments.

In the first nine months of 2007, our financing cash outflow totalled $36.9 million and consisted mainly of $117.2 million in long-term debt repayments, $13.3 million in repurchased shares and $12.7 million in deposits on future leased aircraft offset by $109.1 million in long-term debt issuances. In the comparable period in 2006, cash flow from financing activities was $263.5 million, which was made up of an increase of $380.8 million in long-term debt to finance 11 aircraft offset by $96.0 million in long-term debt repayments, $13.6 million in transaction costs related to 12 aircraft and $5.6 million in deposits on future leased aircraft.

Investing cash flow

Cash used in investing activities for the third quarter and first nine months of 2007 totalled $131.6 million and $150.7 million, respectively, compared to $184.3 million and $426.1 million in the previous year's comparable periods. In the current year, our investing activities were primarily related to the addition of three new aircraft as well as $26.8 million in Boeing deposits on 23 future owned aircraft deliveries partially offset by $13.7 million received in the first quarter related to the sale of two engines. In 2006, cash used in investing activities was primarily related to 11 new aircraft acquisitions.

We are currently in the process of converting our Preliminary Commitment for US $140.4 million with Ex-Im Bank to a Final Commitment to purchase a total of four more aircraft. The delivery dates for these aircraft are one in November 2007, two in January 2008 and one in July 2008.

ACCOUNTING POLICIES

On January 1, 2007, we adopted the new Canadian accounting standards for financial instruments: S.3861 "Financial Instruments - Disclosure and Presentation," S. 3855 "Financial Instruments - Recognition and Measurement," S.3865 "Hedges" and S.1530 "Comprehensive Income." Prior periods have not been restated. Under adoption of these new standards, we designated our cash and cash equivalents, including US-dollar deposits, as held-for-trading,

which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, we selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities and amortized over the term of the related asset or liability. Under the transitional provisions, we retrospectively adopted this change in accounting policy without the restatement of prior period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

Effective January 1, 2007, we transferred $13.4 million of unamortized hedging losses related to certain leased aircraft to accumulated other comprehensive income. We will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Future accounting policy changes

In December 2006, the CICA issued three new accounting standards which will be effective on January 1, 2008: S.1535 "Capital Disclosures," S.3862 "Financial Instruments - Disclosures" and S.3863 "Financial Instruments - Presentation."

S.1535 establishes guidelines for the disclosure of information on an entity's capital and how it is managed. This enhanced disclosure enables users to evaluate the entity's objectives, policies and processes for managing capital.

S.3862 and S.3863 replace the existing standard S.3861 "Financial Instruments - Disclosure and Presentation." S.3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how an entity manages those risks. S.3863 carries forward current presentation requirements and provides additional guidance for the classification of financial instruments.

These new requirements are for disclosure purposes only and will not impact WestJet's financial results.

SHARE CAPITAL

As at November 2, 2007, we had 129,716,696 shares outstanding - 125,686,597 common voting shares and 4,030,099 variable voting shares and 13,240,404 stock options outstanding.

RESTRICTED SHARE UNIT PLAN

In the first half of 2007, WestJet introduced a restricted share unit (RSU) plan, whereby up to a maximum of 2,000,000 RSUs may be issued to our executive officers. Each RSU entitles a participant to receive cash equal to the market value of the equivalent number of our common shares. Each RSU will vest on a fixed vesting date no later than three years from the date of

grant and is to be paid out based on the market value for the five trading days prior to the vesting date. Payments under the RSU plan are made in cash. No WestJet shares will be issued in connection with the RSU plan. In the three and nine months of 2007, we granted 1,587 and 64,186 RSUs, respectively, and incurred compensation expense of $111,000 and $490,000, which is included in general and administration expenses and accrued liabilities.

CONTROLS AND PROCEDURES

Management is responsible for the establishment and maintenance of a system of disclosure controls and procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2007, as defined under the rules of the Canadian Securities Administrators, and have concluded that our disclosure controls and procedures are effective. Management is also responsible for the establishment and maintenance of a system of internal controls over financial reporting. Management has designed internal controls over financial reporting effectively to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There were no changes in our internal controls over financial reporting during the most recent interim period that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

OUTLOOK

Looking forward to the fourth quarter and full year 2007, the focus will remain on continued revenue growth and cost containment.

We expect increased revenue and RASM growth, with the strong financial and operational trends of the third quarter continuing through to the end of the year. We will be receiving two more aircraft by the end of the 2007 (one leased, one owned), bringing our total fleet to 70 aircraft, which translates into a 14% increase in capacity for the fourth quarter versus the fourth quarter of 2006. Our expectation for full-year capacity is in the range of a 15.5% to 16.0% growth when compared to 2006. In the fourth quarter, we will begin service to our new scheduled international sun destinations including Montego Bay (Jamaica), Puerto Plata and Punta Cana (Dominican Republic), Mazatlan and Cabo San Lucas (Mexico) and St. Lucia. These new destinations, along with our existing sun and transborder destinations and a Canadian dollar that is now above par with the US dollar, will contribute to our fourth quarter revenues exceeding levels from a year ago.

The overall current fuel pricing environment is unfavourable when compared to the prior year. Higher crude oil prices and refinery costs are being partially offset by the strengthening Canadian dollar versus the US dollar. Based on market prices for jet fuel and the Canadian dollar at the end of October 2007, our estimated fourth quarter fuel cost per litre would be approximately 74 cents which would result in our fuel costs being 14% to 15% higher than the fourth quarter of 2006 on a CASM basis.

WestJet Airlines Ltd.
Consolidated Financial Statements
September 30, 2007
(Unaudited)

WestJet Airlines Ltd.
Consolidated Balance Sheet
(Stated in Thousands of Dollars)
(Unaudited)

	September 30 2007	December 31 2006	September 30 2006
Assets			
Current assets:			
Cash and cash equivalents (note 2)	$ 634,229	$ 377,517	$ 378,944
Accounts receivable	13,043	12,645	10,931
Income taxes recoverable	-	13,820	14,162
Assets held for sale (note 3)	-	13,157	-
Prepaid expenses and deposits	29,797	30,727	34,931
Inventory	11,727	8,200	5,161
	688,796	456,066	444,129
Property and equipment (note 3)	2,196,852	2,158,746	2,149,757
Other assets (note 1)	49,693	111,715	103,719
	$ 2,935,341	$ 2,726,527	$ 2,697,605
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 164,059	$ 121,157	$ 129,601
Advance ticket sales	210,613	148,743	165,498
Non-refundable guest credits	44,728	40,508	34,465
Current portion of long-term debt (note 4)	170,901	153,720	146,334
Current portion of obligations under capital lease (note 5(b))	370	356	351
	590,671	464,484	476,249
Long-term debt (note 4)	1,265,926	1,291,136	1,297,265
Obligations under capital lease (note 5(b))	1,203	1,483	1,573
Other liabilities	11,379	14,114	14,331
Future income tax (note 8)	188,399	149,283	134,519

	2,057,578	1,920,500	1,923,937
Shareholders' equity:			
Share capital (note 6(a))	440,242	431,248	429,711
Contributed surplus	63,356	58,656	54,485
Accumulated other comprehensive loss	(12,370)	-	-
Retained earnings	386,535	316,123	289,472
	877,763	806,027	773,668
Commitments and contingencies (note 5)			
	$ 2,935,341	$ 2,726,527	$ 2,697,605

The accompanying notes are an integral part of the interim consolidated financial statements.

WestJet Airlines Ltd.
Consolidated Statement of Shareholders' Equity
(Stated in Thousands of Dollars)
(Unaudited)

For the nine months ended September 30, 2007	Share capital	Contributed surplus	Accumulated other comprehensive loss	Retained earnings	Total
Balance at January 1, 2007	$ 431,248	$ 58,656	$ -	$ 316,123	$ 806,027
Change in accounting policies (note 1)	-	-	(13,420)	(36,612)	(50,032)
Balance at January 1, 2007, restated	431,248	58,656	(13,420)	279,511	755,995
Comprehensive income:					
Net earnings	-	-	-	117,474	117,474
Amortization of hedge settlements	-	-	1,050	-	1,050
Total comprehensive income	-	-	1,050	117,474	118,524
Issuance of shares pursuant to stock option plans					

(note 6(a))	1,467	-	-	-	1,467
Stock-based compensation expense (note 6(d))	-	15,069	-	-	15,069
Stock-based compensation on stock options exercised (note 6(a))	10,369	(10,369)	-	-	-
Shares repurchased (note 6(a))	(2,842)	-	-	(10,450)	(13,292)
Balance at September 30, 2007	$ 440,242	$ 63,356	$ (12,370)	$ 386,535	$ 877,763
For the nine months ended September 30, 2006					
Balance at December 31, 2005	$ 429,613	$ 39,093	$ -	$ 201,447	$ 670,153
Net earnings	-	-	-	88,025	88,025
Stock-based compensation expense (note 6(d))	-	15,497	-	-	15,497
Stock-based compensation on stock options exercised (note 6(a))	105	(105)	-	-	-
Share issuance costs (note 6(a))	(10)	-	-	-	(10)
Tax benefit of issue costs (note 6(a))	3	-	-	-	3
Balance at September 30, 2006	$ 429,711	$ 54,485	$ -	$ 289,472	$ 773,668

The accompanying notes are an integral part of the interim consolidated financial statements.

WestJet Airlines Ltd.
Consolidated Statement of Earnings
(Stated in Thousands of Dollars, Except Per Share Amounts)
(Unaudited)

	Three Months Ended September 30 2007	2006	Nine Months Ended September 30 2007	2006
Revenues:				
Guest revenues	$ 556,736	$ 453,342	$ 1,396,780	$ 1,146,228
Charter and other	50,667	44,978	184,942	157,203
Interest income	6,675	3,942	16,358	9,536
	614,078	502,262	1,598,080	1,312,967
Expenses:				
Aircraft fuel	131,090	119,154	361,572	319,199
Airport operations	73,176	61,465	220,422	183,173
Flight operations and navigational charges	66,529	62,254	193,497	167,523
Sales and marketing	50,869	43,595	135,064	119,532
Depreciation and amortization	32,354	29,495	94,385	81,327
General and administration	29,387	18,628	77,354	60,368
Inflight	21,715	17,834	62,011	48,610
Interest	19,105	18,446	56,295	50,899
Aircraft leasing	18,739	17,682	57,049	53,785
Maintenance	18,606	15,648	56,164	50,631
Guest services	8,290	8,269	25,554	23,252
Loss on impairment of assets (note 3)	-	-	31,881	-
	469,860	412,470	1,371,248	1,158,299
Earnings from operations	144,218	89,792	226,832	154,668
Non-operating income (expense):				
Gain (loss) on foreign exchange	(4,137)	201	(11,371)	(2,751)
Gain (loss) on disposal of property and equipment	(44)	(9)	453	792
Non-recurring expenses (note 5(c))	-	-	-	(15,600)
	(4,181)	192	(10,918)	(17,559)
Employee profit share (note 7)	(27,749)	(9,960)	(39,723)	(14,929)

Earnings before income

taxes	112,288	80,024	176,191	122,180
Income tax expense (note 8):				
Current	(976)	(740)	(3,279)	(2,284)
Future	(35,242)	(26,474)	(55,438)	(31,871)
	(36,218)	(27,214)	(58,717)	(34,155)
Net earnings	$ 76,070	$ 52,810	$ 117,474	$ 88,025
Earnings per share (note 6(c)):				
Basic	$ 0.59	$ 0.41	$ 0.91	$ 0.68
Diluted	$ 0.58	$ 0.41	$ 0.90	$ 0.68

The accompanying notes are an integral part of the interim consolidated financial statements.

WestJet Airlines Ltd.
Consolidated Statement of Cash Flows
(Stated in Thousands)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Cash flows from (used in):				
Operating activities:				
Net earnings	$ 76,070	$ 52,810	$ 117,474	$ 88,025
Items not involving cash:				
Depreciation and amortization	32,354	29,495	94,385	81,327
Amortization of other liabilities	(228)	(217)	(662)	(651)
Amortization of hedge settlements	350	348	1,050	1,043
Loss on disposal of property, equipment and aircraft parts (note 3)	619	9	32,200	350
Stock-based compensation expense (note 6(d))	4,379	5,397	15,559	15,497
Future income tax				

expense	35,242	26,474	55,438	31,871
Unrealized foreign exchange loss (gain)	4,449	(241)	12,513	2,922
Change in non-cash working capital	2,747	(26,501)	121,559	63,070
	155,982	87,574	449,516	283,454
Financing activities:				
Repayment of long-term debt	(37,063)	(36,758)	(117,167)	(96,005)
Increase in long-term debt	109,138	164,573	109,138	380,770
Decrease in obligations under capital lease	(90)	(85)	(266)	(395)
Share issuance costs (note 6(a))	-	-	-	(10)
Shares repurchased	(1,486)	-	(13,292)	-
Increase in other assets	(4,531)	(10,634)	(13,795)	(19,819)
Issuance of common shares (note 6(a))	-	-	1,467	-
Increase in non-cash working capital	(373)	-	(3,000)	(1,071)
	65,595	117,096	(36,915)	263,470
Investing activities:				
Aircraft additions	(124,159)	(176,502)	(146,345)	(395,117)
Aircraft disposals	12	6	12	3,766
Other property and equipment additions	(7,417)	(7,926)	(18,189)	(36,287)
Other property and equipment disposals	8	74	13,801	1,546
	(131,556)	(184,348)	(150,721)	(426,092)
Cash flow from operating, financing and investing activities	90,021	20,322	261,880	120,832
Effect of exchange rate on cash and cash equivalents	(1,768)	157	(5,168)	(1,528)
Net change in cash and cash equivalents	88,253	20,479	256,712	119,304
Cash and cash equivalents, beginning of period	545,976	358,465	377,517	259,640
Cash and cash equivalents, end of				

period	$ 634,229	$ 378,944	$ 634,229	$ 378,944

Interest paid	$ (18,387)	$ (17,240)	$ (56,185)	$ (47,731)
Taxes received (paid)	$ 341	$ (489)	$ 11,430	$ (2,537)

The accompanying notes are an integral part of the interim consolidated financial statements.

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements
For the three and nine month periods ended September 30, 2007 and 2006
(Tabular Dollar Amounts Are Stated in Thousands, Except Share and Per Share Data)
(Unaudited)

1. Significant Accounting Policies:

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with Canadian generally accepted accounting principles (GAAP). The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2006, except as described below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2006.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

Change in accounting policies:

On January 1, 2007, the Corporation adopted the following new Canadian accounting standards: S.3855 "Financial Instruments - Recognition and Measurement," S.3865 "Hedging" and S.1530 "Comprehensive Income." Prior periods have not been restated.

Comprehensive income consists of changes in gains and losses on hedge settlements. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings.

The new standard on Financial Instruments prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet and at what amount, requiring fair value or cost-based measures under different circumstances. Financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial

instruments, including derivatives, are measured on the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts would be recorded in net earnings.

Under adoption of these new standards, the Corporation designated its cash and cash equivalents, including US-dollar deposits, as held-for-trading, which is measured at fair value. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

Effective January 1, 2007, and as provided for on transition, the Corporation has selected a policy of immediately expensing transaction costs incurred related to the acquisition of financial assets and liabilities. Previously, transaction costs had been deferred and included on the balance sheet as other assets or liabilities, and amortized over the term of the related asset or liability. Under the transitional provisions, the Corporation retrospectively adopted this change in accounting policy without the restatement of prior period financial statements and incurred a charge to retained earnings of $36.6 million (net of future tax of $16.3 million) related to legal and financing fees on long-term debt.

All derivative instruments, including embedded derivatives, are recorded on the balance sheet and in the statement of earnings at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in earnings. If cash flow hedge accounting is used, the fair value of derivative instruments is included in accumulated other comprehensive income with any ineffectiveness recorded in earnings. Any changes in the fair value to the extent effective are recorded through other comprehensive income. As of September 30, 2007, the Corporation did not have any outstanding derivative instruments. During October 2007, the Corporation entered into foreign exchange contracts to hedge US-dollar aircraft lease payments. The forward contracts were designated as cash flow hedges and qualify for hedge accounting.

Effective January 1, 2007, the Corporation transferred $13.4 million of unamortized hedging losses related to certain Boeing Next-Generation leased aircraft to accumulated other comprehensive income. The Corporation will continue to amortize the hedging losses to net earnings over the remaining term of the previously related hedged item.

Future accounting policies:

In December 2006, the Canadian Institute of Chartered Accountants (CICA) issued three new accounting standards which the Corporation will adopt effective January 1, 2008: S.1535 "Capital Disclosures," S.3862 "Financial Instruments - Disclosures" and S.3863 "Financial Instruments – Presentation."

S.1535 establishes guidelines for the disclosure of information on an entity's capital and how it is managed. This enhanced disclosure enables users to evaluate the entity's objectives, policies and processes for managing capital.

S.3862 and S.3863 replace the existing S.3861 "Financial Instruments - Disclosure and Presentation." S.3862 requires enhanced disclosure on the nature and extent of financial instrument risks and how an entity manages those risks. S.3863 carries forward the existing presentation requirements and provides additional guidance for the classification of financial instruments.

These new requirements are for disclosure purposes only and will not impact the financial results of the Corporation.

2. Cash and cash equivalents:

At September 30, 2007, the Corporation had US-dollar cash and cash equivalents totalling US $43,988,000 (December 31, 2006 - US $32,019,000; September 30, 2006 - US $34,838,000).

As at September 30, 2007, cash and cash equivalents included restricted cash for letters of credit of US $172,000 (December 31, 2006 - US $5,279,000; September 30, 2006 - US $5,033,000) and CAD $1,846,000 (December 31, 2006 - CAD $1,858,000; September 30, 2006 - CAD $NIL). Also in cash and cash equivalents at September 30, 2007 was US $231,000 (December 31, 2006 - US $186,000; September 30, 2006 - US $157,000) not yet remitted for passenger facility charges.

3. Property and equipment:

September 30, 2007	Cost	Accumulated depreciation	Net book value
Aircraft	$ 2,221,000	$ 261,974	$ 1,959,026
Ground property and equipment	157,948	77,634	80,314
Spare engines and parts	76,403	12,728	63,675
Buildings	40,028	5,559	34,469
Leasehold improvements	7,155	4,978	2,177
Assets under capital lease	2,481	1,067	1,414
	2,505,015	363,940	2,141,075
Deposits on aircraft	48,083	-	48,083
Assets under development	7,694	-	7,694
	$ 2,560,792	$ 363,940	$ 2,196,852

		Accumulated	Net book

December 31, 2006	Cost	depreciation	value
Aircraft	$ 2,086,301	$ 185,526	$ 1,900,775
Ground property and equipment	153,896	65,854	88,042
Spare engines and parts	70,459	10,145	60,314
Buildings	40,028	4,825	35,203
Leasehold improvements	6,914	4,579	2,335
Assets under capital lease	2,481	694	1,787
	2,360,079	271,623	2,088,456
Deposits on aircraft	38,011	-	38,011
Assets under development	32,279	-	32,279
	$ 2,430,369	$ 271,623	$ 2,158,746

September 30, 2006	Cost	Accumulated depreciation	Net book value
Aircraft	$ 2,040,824	$ 163,069	$ 1,877,755
Ground property and equipment	152,621	61,335	91,286
Spare engines and parts	85,596	11,943	73,653
Buildings	39,501	4,564	34,937
Leasehold improvements	6,769	4,430	2,339
Assets under capital lease	2,481	569	1,912
	2,327,792	245,910	2,081,882
Deposits on aircraft	39,971	-	39,971
Assets under development	27,904	-	27,904
	$ 2,395,667	$ 245,910	$ 2,149,757

In 2006, the Corporation entered into agreements to sell certain spare engines and aircraft parts to an unrelated third party. At December 31, 2006, these engines and parts had been taken out of revenue-generating service and were included at their net book value in current assets, as assets held for sale. These transactions were completed in the first quarter of 2007.

During the second quarter of 2007, the Corporation continued its discussions with the vendor of the aiRES reservations system regarding an amendment to the aiRES contract. Following these discussions, the Corporation and the vendor agreed to discontinue such negotiations and the Corporation concluded that it was highly unlikely that implementation would occur in the near term. As the Corporation could not assure the recovery of costs previously capitalized in connection with the reservations system, it recognized an impairment loss of $31,881,000.

During the three and nine months ended September 30, 2007, the Corporation expensed $127,000 and $324,000 respectively (three months ended September 30, 2006 - $124,000; nine months ended September 30, 2006 - $1,142,000), of aircraft parts deemed to be beyond economic repair, which were included in maintenance expense.

4. Long-term debt:

	September 30 2007	December 31 2006	September 30 2006
$1,818,605,000 in 48 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal instalments ranging from $674,000 to $955,000, including fixed interest at a weighted average rate of 5.34%, maturing between 2014 and 2019. These facilities are guaranteed by the Ex-Im Bank and secured by one 800-series aircraft, 34 700-series aircraft and 13 600-series aircraft.	$ 1,395,735	$ 1,393,439	$ 1,390,455
$35,000,000 in three individual term loans, repayable in monthly instalments ranging from $105,000 to $169,000, including floating interest at the bank's prime rate plus 0.88%, with an effective interest rate of 7.13% as at September 30, 2007, maturing in 2008 and 2011, secured by three Next-Generation flight simulators.	24,068	26,223	26,911
$10,341,000 in 15 individual term loans, amortized on a straight-line basis over a five-year term, repayable in quarterly principal instalments ranging from $29,000 to $47,000, including floating interest at the Canadian LIBOR rate plus 0.08%, with a weighted average effective interest rate of 4.96% as at September 30, 2007, maturing between 2007 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	4,134	11,699	12,547
$12,000,000 term loan repayable in monthly instalments of $108,000, including interest at 9.03%, maturing April 2011, secured by the Calgary hangar facility.	10,148	10,426	10,512
$4,550,000 term loan repayable in monthly instalments of $50,000, including floating interest at the			

bank's prime rate plus 0.50%, with an effective interest rate of 6.75% as at September 30, 2007, maturing April 2013, secured by the Calgary hangar facility.	2,742	3,069	3,174
	1,436,827	1,444,856	1,443,599
Less current portion	170,901	153,720	146,334
	$ 1,265,926	$ 1,291,136	$ 1,297,265

Future scheduled repayments of long-term debt are as follows:

2007	$ 39,347
2008	170,315
2009	154,497
2010	153,829
2011	166,579
2012 and thereafter	752,260
	$ 1,436,827

At September 30, 2007, the Corporation had a Preliminary Commitment from Ex-Im Bank for four aircraft to be delivered between November 2007 and July 2008 at a total value of US $140.4 million. Upon conversion of the Preliminary Commitment to a Final Commitment, the Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of each aircraft, and will be charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

5. Commitments and contingencies:

a) Aircraft Purchases:

At September 30, 2007, the Corporation has committed to purchase 24 737-700 Next-Generation aircraft for delivery between 2007 and 2013.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft and live satellite television systems are as follows:

2007	$ 41,630
2008	102,141
2009	7,614

2010	36,645
2011	78,680
2012 and thereafter	739,841
	$ 1,006,551

b) Leasehold Commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licences, satellite programming, and capital leases relating to ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2007	$ 111	$ 24,433
2008	444	108,173
2009	444	124,810
2010	698	152,126
2011	38	161,787
2012 and thereafter	-	791,508
Total lease payments	1,735	$ 1,362,837
Less imputed interest at 5.29%	(162)	
Net minimum lease payments	1,573	
Less current portion of obligations under capital lease	(370)	
Obligations under capital lease	$ 1,203	

At September 30, 2007, the Corporation has committed to lease 15 737-700 series aircraft and four 737-800 series Next-Generation aircraft to be delivered between 2007 and 2011 for terms ranging between eight and 10 years in US dollars. These amounts have been included at their Canadian dollar equivalent in the above table with the US-dollar equivalent in the following table:

2007	$ 20,104
2008	92,800
2009	115,534
2010	144,221
2011	156,206
2012 and thereafter	752,954
	$ 1,281,819

c) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against WestJet. Air Canada claimed damages in the amount of $220 million in an amendment to its statement of claim. On May 29, 2006, as a full settlement, the Corporation agreed to pay Air Canada's investigation and litigation costs incurred of $5.6 million and accept Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and the Corporation to children's charities across the country. Air Canada withdrew its claims in light of this settlement. All legal proceedings between the parties have been terminated. These amounts and other settlement costs have been included in non-recurring expenses.

A Statement of Claim was filed by Jetsgo Corporation (Jetsgo) in the Ontario Superior Court on October 15, 2004, against WestJet, an officer, and a former officer (the Defendants). Jetsgo was seeking damages in an unspecified amount to be determined prior to trial plus $50 million for spoliation, punitive and exemplary damages. On May 13, 2005, Jetsgo sought bankruptcy protection. Based on an Order of the Ontario Supreme Court of Justice dated April 25, 2007, this action has been formally dismissed.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

6. Share capital:

a) Issued and outstanding:

	Three Months Ended September 30, 2007		Nine Months Ended September 30, 2007		Twelve Months Ended December 31, 2006	
	Number	Amount	Number	Amount	Number	Amount
Common and variable voting shares:						
Balance, beginning of period	129,650,259	$439,088	129,648,688	$431,248	129,575,099	$429,613
Exercise of options (cash and cashless)	29,097	-	776,368	1,467	73,589	-
Stock-based compensation expense on stock options exercised	-	1,493	-	10,369	-	1,642

Shares repurchased	(100,000)	(339)	(845,700)	(2,842)	-	-
Share issuance costs	-	-	-	-	-	(10)
Tax benefit of issue costs	-	-	-	-	-	3
Balance, end of period	129,579,356	$440,242	129,579,356	$440,242	129,648,688	$431,248

	Three Months Ended September 30, 2006		Nine Months Ended September 30, 2006	
	Number	Amount	Number	Amount
Common and variable voting shares:				
Balance, beginning of period	129,578,305	$ 429,711	129,575,099	$ 429,613
Exercise of options (cash and cashless)	-	-	3,206	-
Stock-based compensation expense on stock options exercised	-	-	-	105
Share issuance costs	-	-	-	(10)
Tax benefit of issue costs	-	-	-	3
Balance, end of period	129,578,305	$ 429,711	129,578,305	$ 429,711

As at September 30, 2007, the number of common voting shares outstanding was 125,357,776 (December 31, 2006 - 124,495,951; September 30, 2006 - 122,844,030) and the number of variable voting shares was 4,221,580 (December 31, 2006 - 5,152,737; September 30, 2006 - 6,734,275).

On February 26, 2007, WestJet filed a notice with the Toronto Stock Exchange (the "TSX") to make a normal course issuer bid to purchase outstanding shares on the open market. As approved by the TSX, WestJet is authorized to purchase up to 2,000,000 shares (representing approximately 1.5% of its currently issued and outstanding shares) during the period from February 28, 2007 to February 27, 2008, or until such earlier time as the bid is completed or terminated at the option of WestJet. Any shares WestJet purchases under this bid will be purchased on the open market through the facilities of the TSX at the prevailing market price at the time of the transaction. Shares acquired under the bid will be cancelled. In the three and nine months ended September 30, 2007, the Corporation purchased 100,000 and 845,700

shares, respectively, under the bid for total consideration of $1,486,000 and $13,292,000. The $1,147,000 and $10,450,000 excess of the market price over the average book value was charged to retained earnings.

b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended September 30, 2007		Nine Months Ended September 30, 2007		Twelve Months Ended December 31, 2006	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Stock options outstanding, beginning of period	14,231,868	$ 13.89	15,046,201	$ 13.21	11,428,718	$ 13.94
Issued	23,649	15.50	1,669,607	16.41	5,980,660	11.82
Exercised	(269,523)	15.12	(2,573,719)	11.74	(433,129)	11.21
Forfeited	(41,539)	13.48	(197,634)	13.10	(332,711)	13.19
Expired	(6,259)	15.97	(6,259)	15.97	(1,597,337)	13.78
Stock options outstanding, end of period	13,938,196	$ 13.86	13,938,196	$ 13.86	15,046,201	$ 13.21
Exercisable, end of period	6,099,334	$ 15.07	6,099,334	$ 15.07	4,846,236	$ 13.63

	Three Months Ended September 30, 2006		Nine Months Ended September 30, 2006	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	15,627,058	$ 13.16	11,428,718	$ 13.94

Issued	26,266	9.90	5,906,245	11.81
Exercised	-	-	(27,736)	11.21
Forfeited	(228,077)	12.89	(309,833)	13.29
Expired	(22,998)	12.16	(1,595,145)	13.78
Stock options outstanding, end of period	15,402,249	$ 13.16	15,402,249	$ 13.16
Exercisable, end of period	5,252,553	$ 13.44	5,252,553	$ 13.44

Under the terms of the Corporation's stock option plan, a cashless settlement alternative is available, whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options, or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three and nine months ended September 30, 2007, option holders exercised 269,523 and 2,442,923 options, respectively (12 months ended December 31, 2006 - 433,129 options; three months ended September 30, 2006 - NIL options; nine months ended September 30, 2006 - 27,736 options) on a cashless settlement basis and received 29,097 and 645,572 shares, respectively (12 months ended December 31, 2006 - 73,589 shares; three months ended September 30, 2006 - NIL shares; nine months ended September 30, 2006 - 3,206 shares).

c) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	Three Months Ended September 30 2007	2006	Nine Months Ended September 30 2007	2006
Weighted average number of shares outstanding - basic	129,610,501	129,578,305	129,754,229	129,577,962
Effect of dilutive employee stock options	1,334,989	-	1,094,785	184
Weighted average number of shares outstanding - diluted	130,945,490	129,578,305	130,849,014	129,578,146

For the three and nine month periods ended September 30, 2007, 1,659,989 and 4,633,046 (three months ended September 30, 2006 - 15,402,249; nine months ended September 30,

2006 - 12,774,317) options, respectively, were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

d) Stock-based compensation:

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received, together with amounts previously recorded in contributed surplus, is recorded as an increase in share capital.

Stock-based compensation expense related to stock options included in flight operations and general and administration expenses totalled $4,268,000 and $15,069,000 for the three and nine months ended September 30, 2007, respectively (three months ended September 30, 2006 - $5,397,000; nine months ended September 30, 2006 - $15,497,000).

The fair market value of options granted during the three and nine months ended September 30, 2007 and 2006 and the assumptions used in their determination are as follows:

	Three Months Ended September 30		Nine Months Ended September 30	
	2007	2006	2007	2006
Weighted average fair market value per option	$ 5.36	$ 3.46	$ 5.65	$ 4.29
Average risk-free interest rate	4.65%	3.98%	4.20%	4.24%
Average volatility	38%	42%	38%	42%
Expected life (years)	3.6	3.6	3.7	3.6

The Corporation has a restricted share unit (RSU) plan, whereby up to a maximum of 2,000,000 RSUs may be issued to executive officers of the Corporation. Each RSU entitles a participant to receive cash equal to the market value of the equivalent number of shares of the Corporation. The Corporation determines compensation expense for the RSUs based on the intrinsic value, considered to be the market value, at each reporting period which is recognized in earnings over the vesting period. During the three and nine months ended September 30, 2007, 1,587 and 64,186 RSUs, respectively, were granted with $111,000 and $490,000 of compensation expense included in general and administration expenses and accrued liabilities. RSUs granted in 2007 will vest in January 2010.

7. Employee profit share:

The provision for employee profit share is estimated based on adjusted actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

8. Income taxes:

During the second quarter of 2007, the federal government substantively enacted a reduction of the general corporate tax rate by one-half per cent to 18.5%, effective January 1, 2011. The impact of this legislation is a reduction of the Corporation's liability and provision for future income taxes of $2.3 million in the nine months ended September 30, 2007.

9. Comparative figures:

Certain prior period balances have been reclassified to conform to current period's presentation.

10. Subsequent events:

On October 26, 2007, the Corporation exercised options to lease an additional three 737-700 Next-Generation aircraft to be delivered in 2011 for terms ranging between eight and 10 years for a total commitment of US $132.6 million.

On November 6, 2007, the Corporation signed a Letter of Intent for two additional 737-800 Next-Generation aircraft to be delivered in November 2008 and January 2009 for an estimated total commitment of US $80.0 million.

WestJet will hold a live analysts' conference call today at 9 a.m. MT (11 a.m. ET). Sean Durfy, President and CEO and Vito Culmone, Executive Vice-President, Finance and CFO will discuss WestJet's third quarter 2007 results and answer questions from financial analysts. The conference call is available through the toll-free telephone number 1-888-564-1610. Participants are encouraged to join the call 10 minutes prior to the scheduled start, at 8:50 a.m. MT (10:50 ET). The call can also be heard live through an Internet webcast in the Investor Relations section of westjet.com.

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FOR FURTHER INFORMATION PLEASE CONTACT:

WestJet
Media Relations
(403) 444-2615
Website: www.westjet.com

82-34992

FOR IMMEDIATE RELEASE

WestJet appoints Sean Durfy to its Board of Directors

CALGARY, Alberta. November 7, 2007. WestJet is pleased to announce the appointment of Sean Durfy, President and CEO of WestJet, to its Board of Directors.

Sean has been with WestJet since 2004, when he joined the airline as Executive Vice-President Sales, Marketing. Sean was appointed to President in September 2006 and assumed the additional role of CEO in September 2007.

Clive Beddoe, WestJet Executive Chairman commented, "We are very pleased to have Sean join our Board and we are confident he will be a valuable asset. Under Sean's leadership as President and CEO, WestJet will continue its expansion nationally and internationally and we welcome his contributions to the Board."

Before joining WestJet, Sean served as President and Chief Operating Officer of ENMAX Energy Corporation and as an Officer of ENMAX Corporation, from April 1999 until December 2004. Sean's business background includes commodity management, product development, operations and marketing and sales at TransAlta and Honeywell.

About WestJet

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 38-city North American and Caribbean network. Named Canada's most admired corporate culture in 2005 and 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of 68 Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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Media Contacts:
Media Relations, Telephone: (403) 444-2615, E-mail: gbentley@westjet.com

END